January 23, 2013

Via Email and EDGAR

John P. Nolan
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simmons First National Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 7, 2012 Response Dated December 26, 2012 File No. 000-06253

Dear Mr. Nolan:

As discussed in our telephone conversation with you earlier today, due to year-end closing and recent inclement weather, we hereby request an extension of time to Wednesday, January 30, 2013 to respond to your letter of comment dated January 8, 2013 regarding the above-captioned filings by Simmons First National Corporation.

If you have any questions or comments regarding this request, please do not hesitate to contact me at (501) 558-3141.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman Senior Executive Vice President, Treasurer and Chief Financial Officer

cc:	David Irving SEC Division of Corporation Finance

Michael R. Clampitt
SEC Division of Corporation Finance

Michael F. Johnson
SEC Division of Corporation Finance

J. Thomas May, Chairman and CEO
Simmons First National Corporation

P.O. BOX 7009 501 MAIN STREET PINE BLUFF, ARKANSAS 71611-7009 (870) 541-1000 www.simmonsfirst.com

Securities and Exchange Commission
Division of Corporate Finance
January 23, 2013

W. Scott McGeorge, Chairman of the Audit Committee
Simmons First National Corporation

W. Ryan Underwood
BKD, LLP

Patrick A. Burrow
Quattlebaum, Grooms, Tull & Burrow PLLC